EXHIBIT 99.1



Royal Wolf Holdings Limited

A.B.N. 91 121 226 793

www.royalwolf.com.au

February 10 2012

Six Months to 31 December 2011

Royal Wolf delivers EBITDA of $16.8m and outlook for FY2012 expected to be at least in line with IPO prospectus.

Highlights

- **Revenues of $67.3 million, 8.6% ahead of corresponding period last year. Growth in Freight, Construction and Resources industries**
- **Net Profit after Tax (NPAT) $5.0 million, Net Profit after Tax and before Amortisation (NPATA) $7.0 million**
- **Royal Wolf's first dividend, of 3.5c per share (franked to 68.6%)**
- **Half-year EBITDA of $16.8 million, 18.8% ahead of corresponding period last year**
- **EBITDA margin 24.9%, up from 22.8% driven by increase in leasing revenue as a proportion of total revenues**
- **All business segments contributed to the improved result**
- **Lease fleet at 31 December 33,455 and average utilization 85.7% - within normal range**
- **Significant expenditure on container assets supporting fleet expansion and further growth**
- **FinanceAsia Achievement Award for Best IPO in 2011**
- **Royal Wolf expects outlook for FY2012 to be at least in line with IPO prospectus.**

Royal Wolf Holdings today announced an EBITDA of $16.8 million for the first half of FY2012, an 18.8% increase over the prior corresponding period. The result was generated from revenues of $67.3 million, an increase of 8.6% over the same period last year.

The NPAT for the period was $5.0 million and the NPATA $7.0 million.

The Directors have declared an interim dividend of 3.5 cents per share, franked to 68.6%, to the holders of fully paid ordinary shares. The dividend will be paid on 3 April 2012. The record date is 20 March 2012.

Commenting on the results, Royal Wolf Chief Executive Officer Robert Allan said: "This is a positive result building on the continued momentum of the company".

"Our growth in the first six months of FY 2012 has been underpinned by the

EXHIBIT 99.1

run rate from our hire fleet growth in the 2011 financial year and organic growth."

"Containerised portable storage, portable buildings and freight containers have all demonstrated leasing revenue growth in the first six months. The average utilisation of the hire fleet was 85.7% - up from 84.3% in the prior corresponding period".

"A key to our success has been the ability to successfully combine improved capacity with our industry leading product range and infrastructure."

"In portable storage products we are achieving faster growth than the national economic growth rate as we market our expanded fleet and achieve increased market penetration."

"In portable building products three container-based mining camps are now on lease in the resources sector and we have forward orders to deliver two more in the third quarter of FY2012. In addition, two camps have been sold, one delivered in quarter 2 and one for delivery in quarter 3. The five camps that have been secured under rental contracts have an annualised rental revenue approaching $2.7 million. This success reinforces our confidence that the containerised solution has a particular and marketable differentiation".

"Whilst we have grown the business organically in the first half, we continue to examine bolt-on acquisition opportunities. Price, fit and synergies remain the key bases for assessing such acquisitions."

"It was particularly pleasing to accept an achievement award from FinanceAsia last Tuesday evening for the "Best IPO" in 2011. A lot of work by our staff and advisers went into preparing for the listing and to be delivering for our new shareholders is very satisfying."

"We are excited by the challenges and opportunities that lie ahead. The Royal Wolf team has the products and skills to consolidate our position as an industry leader and continue to grow the earnings of the business," Mr Allan said.

Royal Wolf expects outlook for FY2012 to be at least in line with IPO prospectus.

For further information please contact:

Robert Allan Chief Executive Officer +61 2 9482 3466

EXHIBIT 99.1

Historical Financial and Operational Data

Profit & Loss	1H/11A	2H/11A	1H/12A	POP % Change
Sales revenue	36.6	38.9	38.8	6.1%
Lease revenue	25.4	26.6	28.5	12.1%
Total revenue	**62.0**	**65.5**	**67.3**	8.6%
EBITDA	**14.1**	**16.0**	**16.8**	18.8%
Depreciation	4.6	4.1	4.2	-8.6%
EBITA	**9.5**	**11.9**	**12.6**	31.9%
Amortisation	2.5 ʳ	2.2 ʳ	2.0	-19.5%
EBIT	7.0	9.7	10.6	50.1%
Interest			3.5	
Tax			2.1	
NPAT			5.0	
NPATA			**7.0**	
Balance Sheet				
Cash & equivalents		0.5	0.7	
Inventories		12.9	28.9	
Receivables		21.9	21.5	
Current assets		**35.3**	**51.1**	
Property plant & equip.		8.2	7.8	
Container hire fleet		109.4	121.8	
Intangibles		64.5	62.6	
Other non-current assets		1.3	0.8	
Non-current assets		**183.4**	**192.9**	
Total assets		**218.7**	**244.1**	
Payables		25.7	30.4	
Interest bearing debt		60.2	73.8	
Total liabilities		**85.8**	**104.2**	
Net assets		**132.9**	**139.9**	

EXHIBIT 99.1

Historical Financial and Operational Data

Cash Flow	1H/11A	2H/11A	1H/12A	POP % Change
EBITDA	14.1	16.0	16.8	
Change in net working capital	(4.2)	4.5	(11.8)	
Other non-cash items	0.2	1.6	1.9	
Capital expenditure	(7.4)	(13.7)	(16.6)	123.9%
Operating cash flow	**2.7**	**8.3**	**(9.8)**	
Net interest received / (paid)			(2.8)	
Proceeds from sale of PPE			0.2	
Deferred consideration for trademark acquisition			(0.9)	
Income tax paid			(0.4)	
Free cash flow			**(13.7)**	
Net proceeds from / (repayment) of borrowings			13.6	
Net cash flow before dividends			**(0.1)**	
Dividends paid			-	
Net cash flow			**(0.1)**	
Selected cash flow items				
Capital expenditure on PPE / Int	0.9	1.3	0.9	
Fleet capital expenditure	6.5	12.4	15.7	
Acquisition capital expenditure	-	-	-	
Total capital expenditure	**7.4**	**13.7**	**16.6**	
Ratios				
EBITDA margin	22.8%	24.4%	24.9%	
EBITA margin	15.4%	18.1%	18.7%	
Net debt / EBITDA			2.2x	
Gearing (Net debt/Net debt + Equity)			34.3%	
EBITA / Net interest			3.6x	
EPS			6.9	
DPS			3.5	
Segment Information				
Fleet size				
Portable Storage	19,279	20,439	21,698	12.5%
Portable Buildings	2,007	2,227	2,689	34.0%
Freight	7,687	7,504	9,068	18.0%
Total fleet	**28,973**	**30,170**	**33,455**	**15.5%**
Operating Statistics				
Units on lease (at period end)	25,910	25,325	29,573	14.1%
Average units on lease	23,388	25,358	27,016	15.5%
Lease revenue as % of total revenue	41.0%	40.6%	42.4%	
Sales revenue as % of total revenue	59.0%	59.4%	57.6%	
Average utilisation	84.3%	85.0%	85.7%	